UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	Entry into a Material Definitive Agreement on July 3rd, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant’s name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None
Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)
Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,952,364.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐ NO ☒

Note - Checking the box above will not relieve any registrant to such filing requirements for the past 90 days.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒ International Financial Reporting Standards as issued Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐ NO ☐

ITEM 1.01 Entry into Material Definitive Agreements

Background

Pursuant to that certain Series A Preferred Shares Subscription Agreement, dated July 3, 2019, by and among ABC Technologies B.V. (“ABC” or the “Company”), a subsidiary of ICTS International N.V. (the “Registrant”), TPG Lux 2018 SC I, S.a.r.l. (“TPG”), an affiliate of TPG Global, LLC, and the Registrant, ABC issued Series A Preferred Shares (“Series A Shares”) to TPG for a subscription price of US$60 million (the “Sale”) in cash representing 24% of the outstanding share capital of ABC and 23.077% of the outstanding share capital of ABC and its subsidiaries on a fully-diluted basis (taking into account the existing  option pool  of ABC’s subsidiary Au10tix Limited (“Au10tix”) representing approximately 3.85% of Au10tix’s share capital (the “Au10tix Option Pool”)).

ABC will retain US$20 million of the Sale proceeds for general working capital purposes, including funding the further expansion and technology development of Au10tix, a leader in the ID documentation and know-your-customer (KYC) on-boarding automation software industry. In addition, approximately US$34.1 million of the Sale proceeds will be used by the Company to repay in its entirety outstanding indebtedness owed to the Registrant, and approximately US$5.9 million will be used to make a distribution to the Registrant, which such amount shall be used by the Registrant (a) to pay certain expenses incurred in connection with the Sale of approximately US$4 million, (b) reduce the balance of a debt obligation owed to a related party and (c) for general working capital purposes.

The Registrant entered into four material agreements in connection with the Sale as follows:

●	Series A Preferred Shares Subscription Agreement, dated July 3, 2019, by and among TPG, ABC and the Registrant (“Subscription Agreement”);
●	Deed Amending Articles of Association of ABC, dated July 3, 2019 (“Articles”);
●	Shareholders Agreement, dated July 3, 2019, by and among TPG, ABC and the Registrant (“Shareholders Agreement”); and
●	Registration Rights Agreement, dated July 3, 2019, by and among TPG, ABC and the Registrant (“Registration Rights Agreement”);

Summary of Terms of Material Agreements

The following summaries are qualified in their entirety by the full text of the definitive agreements attached hereto as Exhibits.

1.          Subscription Agreement:

TPG subscribed for a number of Series A Shares of ABC for an aggregate subscription price of US$60 million (the “Consideration”) which resulted in TPG owning 24% of the outstanding share capital of ABC and 23.077% (rounded to the nearest 1/1000th) of the fully-diluted share capital of ABC and its subsidiaries (taking into account the Au10tix Option Pool).

Pursuant to the Subscription Agreement, ABC has the right to issue, with TPG’s reasonable consent, additional Series A Shares within nine (9) months following closing with a maximum aggregate subscription price of US$20 million (the “Additional New Shares”). If the Additional New Shares are issued, they will be issued at the same price and on the same terms as the Series A Shares that were issued to TPG (except as described in the Subscription Agreement), and ABC shall issue to TPG additional Series A Shares for a nominal value in order to cause TPG to maintain its 23.077% fully-diluted interest in ABC (consequently all dilution for such an issuance will be borne by the Registrant). The proceeds of the issue of the Additional New Shares may be distributed by ABC to the Registrant.

The Subscription Agreement is governed by English law and contains customary warranties, agreements, claims provisions and liability caps for transactions of this type.

2.          Shareholders Agreement and Articles

The Shareholders Agreement and Articles provide for the following material matters in respect of the rights attaching to the Series A Shares and the ongoing governance of the Company:

General:  The Series A Shares: (a) are convertible into ordinary shares of ABC on a 1:1 basis, subject to adjustments for certain capital-related events, and (b) carry a liquidation preference over the ordinary shares, but otherwise rank equally with the ordinary shares in regards to dividends and voting rights (carrying one vote per share).

Liquidation Preference: The holders of Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a sale, initial public offering (“IPO”), merger, consolidation, reorganization, winding-up, dissolution or liquidation of ABC, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the ordinary shares, to receive the greater of: (a) an amount equal to the initial subscription price for the Series A Shares, plus all accrued but unpaid dividends in respect of the Series A Shares, less all dividends previously paid on the Series A Shares, and (b) the proceeds distributable in respect of the Series A Shares had they been converted into ordinary shares.  The initial subscription price for the Series A Shares (and calculations derived therefrom) are subject to customary adjustments as set forth in the agreements executed in connection with the Sale.

After the fifth (5th) anniversary of completion of the Sale, following written request from TPG to ABC regarding the facilitation of the transfer of the Series A Shares, the initial subscription price in relation to the liquidation preference set out above increases to an amount equal to the initial subscription price for the Series A Shares, plus an 8% per annum return thereon (accruing monthly and compounding annually from the date of issuance), plus all accrued but unpaid dividends in respect of the Series A Shares, subject to an overall cap of 150% of the initial subscription price for the Series A Shares.

Conversion Rights:  The Series A Shares are subject to conversion into ordinary shares of the Company: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of the Company (being an IPO where the net aggregate gross proceeds to the Company exceed US$75,000,000 and where the subscription price per share paid by the public is not less than 150% of the initial subscription price paid for the Series A Shares). Pursuant to these conversion arrangements, the Series A Shares will convert into ordinary shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreement contains customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by the Company at a price per new security that is less than the initial subscription price paid for the Series A Shares, then the Series A Holders shall be entitled to receive additional Series A Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in the Company as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreement contains a restriction on issuing any securities ranking senior to or on parity with the Series A Shares for as long as TPG and/or any subsequent investor holds at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. In addition, each shareholder holding in excess of 3% of the shares of ABC has the right to participate in any new issuance of securities by the ABC, subject to customary exceptions.

Information Rights: Under the terms of the Shareholders Agreement, the Series A Holders are entitled to receive certain financial information regarding the Company including its business plan and budget, annual and quarterly accounts and details of any third party offer for the Company or its assets.

Exit Rights: At any time from and after the fifth (5th) anniversary of completion of the Sale, upon written request by TPG, ABC is required to use reasonable endeavors to facilitate the sale by TPG of the Series A Shares (or, following conversion, ordinary shares) to a third party at a price in excess of 150% of the initial subscription price paid for the Series A Shares and subject to a right of first refusal in favor of the Registrant. In the event that, three (3) months thereafter, a sale of the Series A Shares held by TPG has not been consummated, upon written request by TPG, ABC is required to facilitate a sale of the Company within six (6) months after such written request, and thereafter, TPG has the right to step-in and require ABC to facilitate a sale or IPO of the Company. On the exercise of such step-in rights, each other shareholder (including the Registrant) is required to cooperate with TPG regarding such sale or IPO and TPG has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event.

Board Arrangements: The Shareholders Agreement and Articles provide that, following completion of the Sale, the board of directors of ABC shall be constituted by up to four (4) directors, three (3) of whom will be appointed by the holder of ordinary shares (i.e., Registrant) and one of whom will be appointed by TPG (and any subsequent investor) for as long as such holder(s) hold(s) at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale. As a general matter, the board of the Company is able to pass resolutions by a simple majority, subject to the Series A Majority consent rights set out below.

Series A Majority Consent Rights: Pursuant to the terms of the Shareholders Agreement, for as long as TPG and/or any subsequent investor hold(s) at least one third of the overall number of Series A Shares in issue as at the date of completion of the Sale, such holders have (such holder has) the benefit of certain consent rights including as regards: (a) the issuance of new securities ranking senior to or on parity with the Series A Shares; (b) the making of any distribution by the Company; (c) share capital increases; (d) the consummation of a sale, IPO or liquidation outside of certain agreed economic parameters; (e) debt incurrence above certain agreed thresholds; (f) acquisitions and divestitures above certain agreed thresholds; (g) certain changes to the size of the Company’s board; (h) material changes in the nature of the business of the Company and its subsidiaries; and (i) the entry into related party transactions (subject to certain exceptions).

Business Undertakings: In connection with the Sale, the Company has given certain limited business undertakings, including regarding compliance with applicable law and regulation.

Transfer Restrictions: Subject to customary carve-outs for transfers to affiliates and as set forth in the Subscription Agreement, each shareholder is subject to pre-emption restrictions on transfers of shares in the Company (save where such transfer is made as part of a sale or other exit event) whereby, prior to the consummation of any transfer of shares, shareholders holding at least 3% of shares have a right of first refusal to acquire the shares which are subject to the transfer at the same price and on the same terms at which the selling shareholder wishes to transfer such shares.

Tag and Drag Rights: Following completion of the pre-emption procedure on transfer set out above, each shareholder holding at least 3% of shares shall also have the right to participate proportionately in any third-party share sale by another shareholder (subject to certain exceptions). In addition, the Company has the right to drag other shareholders into an exit event subject to certain parameters being satisfied (including a minimum value threshold in relation to such exit transaction).

The Shareholders Agreement is governed by English law and also contains customary information rights for the Series A Holders and terminates upon an IPO of ABC.

3.          Registration Rights Agreement

The Registration Rights Agreement provides the Series A Holders customary long-form and short-form demand registration rights under certain circumstances, shelf registration rights as well as the right to participate under certain conditions in an ABC registration of its shares. In addition, ABC has undertaken to: (a) take certain actions to facilitate the Series A Holders’ rights under the Registration Rights Agreement; (b) provide customary indemnification; (c) not agree to further registration rights superior to those granted under the Registration Rights Agreement; and (d) limit issuances of its shares under certain circumstances set out in the Registration Rights Agreement.

The Registration Rights Agreement is governed by Delaware law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

4.1	Series A Preferred Shares Subscription Agreement, dated July 3, 2019, by and among TPG Lux 2018 SC I, S.a.r.l., ABC Technologies B.V. and ICTS International N.V.
4.2	Deed Amending Articles of Association of ABC Technologies B.V., dated July 3, 2019.
4.3	Shareholders Agreement, dated July 3, 2019, by and among TPG Lux 2018 SC I, S.a.r.l., ABC Technologies B.V. and ICTS International N.V.
4.4	Registration Rights Agreement, dated July 3, 2019, by and among TPG Lux 2018 SC I, S.a.r.l., ABC Technologies B.V. and ICTS International N.V.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Ran Langer
Ran Langer, Managing Director

Dated July 8, 2019